EXHIBIT 99.5

Solectron Corporation

January 13, 2005

To Holders of Solectron’s 0.50% Convertible Senior Notes due 2034:

      Solectron Corporation, a Delaware corporation (the “Company”), is offering (the “Exchange Offer”) to exchange up to $450,000,000 aggregate principal amount of its newly issued 0.50% Convertible Senior Notes, Series B due 2034 (the “New Notes”), which will be registered under the Securities Act of 1933, and cash ($2.50 per $1,000 principal amount), for a like principal amount of its outstanding 0.50% Convertible Senior Notes due 2034 (the “Outstanding Notes”), subject to the terms and conditions set forth in the preliminary prospectus included in the registration statement filed by the Company on January 13, 2005, and any amendments or supplements thereto (the “Prospectus”), and the related Letter of Transmittal (the “Letter of Transmittal”). Except as set forth in the Prospectus under the caption “Summary — Material Differences Between the Outstanding Notes and the New Notes,” the terms of the New Notes are identical in all material respects to the terms of the Outstanding Notes for which they may be exchanged pursuant to the Exchange Offer. The Outstanding Notes were issued on February 17, 2004.

      Please read carefully the Prospectus, the Letter of Transmittal and the other enclosed materials relating to the Exchange Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Exchange Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to U.S. Bank National Association, the exchange agent (the “Exchange Agent”), for the Exchange Offer.

      If you have questions regarding the terms of the Exchange Offer, please direct your questions to Goldman, Sachs & Co. at (800) 471-7731 (toll free).

      Thank you for your time and effort in reviewing this request.

Very truly yours,

Solectron Corporation

Enclosures